Exhibit 99.2

FOR IMMEDIATE RELEASE

Compugen Reports Fourth Quarter and
Full Year 2020 Results

Encouraging signals of anti-tumor activity demonstrated across COM701 Phase 1 combination and monotherapy studies with durable responses, including a complete response, in tumor types typically unresponsive to checkpoint inhibitors

Expansion of DNAM axis clinical programs to include Phase 1b cohort expansion of
COM701 with Opdivo® in Q2 2021 and Phase 1 COM701 with COM902 dual combination study in 2H 2021

Initial data from ongoing dose escalation studies of triple combination of COM701 with
Bristol Myers Squibb’s Opdivo® and TIGIT Inhibitor, and COM902 monotherapy, both on track for Q4 2021

HOLON, ISRAEL – February 25, 2021 – Compugen Ltd. (Nasdaq: CGEN), a clinical-stage cancer immunotherapy company and a leader in predictive target discovery, today reported financial results for the fourth quarter and full year ended December 31, 2020.

“Our encouraging new data reinforces our conviction in our clinical development strategy to comprehensively evaluate dual and triple blockade of DNAM axis members, PVRIG and TIGIT, along with the intersecting PD-1 pathway, across our clinical studies,” said Anat Cohen-Dayag, Ph.D., President and CEO of Compugen. “We have now observed durable responses in patients treated with COM701 as a monotherapy and in combination with Opdivo®, including a patient with a confirmed complete response we reported earlier today. Most notably, the durable responses and signals of anti-tumor activity reported across our COM701 studies were achieved in highly refractory patients in indications usually unresponsive to available checkpoint inhibitors.  These encouraging signals demonstrate that COM701 is clinically active and strengthen our hypothesis that PVRIG is an important new checkpoint target for immunotherapy and served as the basis for expanding our collaboration with Bristol Myers Squibb.”

Dr. Cohen-Dayag added, “With these data in hand, we are now focused on executing across our expanded clinical programs. Most importantly, as the only company with wholly owned clinical assets targeting PVRIG and TIGIT, we are uniquely positioned to evaluate PVRIG in monotherapy and in dual blockade with PD-1 or TIGIT, as well as the triple blockade of PVRIG with PD-1 and TIGIT.  We expect to initiate our combination study for COM701 with COM902 in the second half of this year and to share initial data from our COM902 monotherapy and triple combination dose escalation studies in the fourth quarter of this year. We look forward to further revealing the potential of DNAM axis blockade to expand the reach of immunotherapy to patients unresponsive or refractory to current treatment options.”

Recent and Fourth Quarter 2020 Corporate Highlights
•	Announced updated data from COM701 monotherapy and combination with Opdivo® (nivolumab) studies
•
Announced expansion of clinical collaboration agreement with Bristol Myers Squibb with planned Phase 1b cohort expansion study evaluating COM701 with Opdivo® in patients with ovarian, breast, endometrial and microsatellite-stable colorectal cancers. The study is on track to initiate in the second quarter of 2021

•	Announced first development milestone of $2 million received under the license agreement with AstraZeneca for the development of bispecific and multi-specific antibody products
•
Presented preclinical data at the 2020 TIGIT Therapies Digital Summit demonstrating the potential of PVRIG inhibition to enhance T cell priming and infiltration into both inflamed and less inflamed tumors, as well as providing further support for the therapeutic combination of TIGIT and PD-1 inhibitors to address patient populations who do not benefit from available immune checkpoint inhibitors

•	Expanded IP portfolio for COM902 with composition of matter patent in China, in addition to composition of matter and use patents for COM902 previously issued in the United States and Europe

Financial Results
Revenues for the fourth quarter ended December 31, 2020, were $2.0 million, related to the milestone payment in the license agreement with AstraZeneca for the development of bispecific and multi-specific antibody products.

R&D expenses for the fourth quarter and year ended December 31, 2020, were $8.1 million, and $22.8 million, respectively, compared with $4.3 million and $19.8 million for the comparable periods in 2019.  The increase in both cases is attributed mostly to increase in expenses associated with our various Phase 1 clinical studies, COM701 and COM902 manufacturing and other chemistry, manufacturing and controls activities.

General and administrative expenses for the fourth quarter and year ended December 31, 2020, were $2.7 million, and $9.8 million, respectively, compared with $2.2 million and $8.4 million for the comparable periods in 2019.  The increase in both the quarterly and annual periods is attributed mainly to headcount-related expenses and increased corporate-related expenses.

Net loss for the fourth quarter of 2020 was $8.6 million, or $0.10 per basic and diluted share, compared with a net loss of $6.5 million, or $0.10 per basic and diluted share, in the comparable period of 2019. Net loss for the year ended December 31, 2020 was $29.7 million, or $0.37 per basic and diluted share, compared with a net loss of $27.3 million, or $0.43 per basic and diluted share, for the year ended December 31, 2019.

As of December 31, 2020, cash, cash related accounts, short-term and long-term bank deposits totaled approximately $124.4 million, compared with approximately $43.9 million on December 31, 2019. The Company has no debt.

Opdivo® is a registered trademark of Bristol Myers Squibb.

Conference Call and Webcast Information
The Company will hold a conference call today, February 25, 2021, at 8:30 AM ET to review its fourth quarter and full year 2020 results. To access the conference call by telephone, please dial 1-866-744-5399 from the United States, or +972-3-918-0610 internationally. The call will also be available via live webcast through Compugen’s website, located at the following link. Following the live audio webcast, a replay will be available on the Company’s website.

(Tables to follow)

About Compugen
Compugen is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable, predictive computational discovery platforms to identify novel drug targets and develop therapeutics in the field of cancer immunotherapy. Compugen’s lead product candidate, COM701, a first-in-class anti-PVRIG antibody, for the treatment of solid tumors, is undergoing a Phase 1 clinical study. In addition, COM902, Compugen’s antibody targeting TIGIT, is in a Phase 1 clinical study. Compugen’s therapeutic pipeline also includes early stage immuno-oncology programs focused largely on myeloid targets. Compugen is headquartered in Israel, with offices in South San Francisco, CA. Compugen’s shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN. For additional information, please visit Compugen’s corporate website at www.cgen.com.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Compugen. Forward-looking statements, including but not limited to statements regarding the timing for the initiation or expansion of clinical trials and reporting of clinical trial data, can be identified by the use of terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: Compugen’s operations could be affected by the spread of COVID-19, clinical development involves a lengthy and expensive process, with an uncertain outcome and Compugen may encounter substantial delays or even an inability to begin clinical trials for any specific product, or may not be able to conduct or complete its trials on the timelines it expects; Compugen relies, and expects to continue to rely, on third parties to conduct its clinical trials and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines (including as a result of the effect of the COVID-19), Compugen may experience significant delays in the conduct of its clinical trials; Compugen’s approach to the discovery of therapeutic products is based on its proprietary computational target discovery infrastructure, which is unproven clinically; Compugen does not know whether it will be able to discover and develop additional potential product candidates or products of commercial value; Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties; and Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model. These risks and other risks are more fully discussed in the “Risk Factors” section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Elana Holzman
Director, Investor Relations and Corporate Communications
Compugen Ltd.
Email: ir@cgen.com
Tel: +972 (3) 765-8124

Investor Relations contact:
Bob Yedid
LifeSci Advisors, LLC
Email: bob@lifesciadvisors.com
Tel: +1 (646) 597-6989

Media contact:
Josephine Belluardo, Ph.D.
LifeSci Communications
Email: jo@lifescicomms.com
Tel: +1 (646) 751-4361

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per share amounts)

	Three Months Ended		Year Ended,
	December 31,		December 31,
	2020	2019	2020	2019
	Unaudited	Unaudited

Revenues	2,000	-	2,000	-
Cost of revenues	60	-	60	-
Gross profit	1,940	-	1,940	-

Operating expenses
Research and development expenses	8,099	4,314	22,760	19,816
Marketing and business development expenses	238	159	871	651
General and administrative expenses	2,694	2,220	9,805	8,412
Total operating expenses	11,031	6,693	33,436	28,879

Operating loss	(9,091)	(6,693)	(31,496)	(28,879)
Financial and other income, net	528	232	1,798	820
Loss before taxes on income	(8,563)	(6,461)	(29,698)	(28,059)
Taxes on income	-	-	-	722
Net loss	(8,563)	(6,461)	(29,698)	(27,337)

Basic and diluted net loss per ordinary share	(0.10)	(0.10)	(0.37)	(0.43)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share	83,644,998	67,644,946	79,591,187	63,636,673

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	December 31,	December 31,
	2020	2019

ASSETS

Current assets
Cash, cash equivalents, short-term bank deposits and restricted cash	124,432	43,879
Trade receivables	2,000	-
Other accounts receivable and prepaid expenses	2,658	1,121
Total current assets	129,090	45,000

Non-current assets
Long-term prepaid expenses	1,880	693
Severance pay fund	2,863	2,485
Operating lease right to use asset	2,772	3,247
Property and equipment, net	1,711	2,338
Total non-current assets	9,226	8,763

Total assets	138,316	53,763

LIABILITIES AND SHAREHOLDERS EQUITY

Current liabilities
Other accounts payable, accrued expenses and trade payables	9,216	5,445
Current maturity of operating lease liability	639	600
Short-term deferred participation in R&D expenses	668	774
Total current liabilities	10,523	6,819

Non-current liabilities
Long-term deferred participation in R&D expenses	1,968	2,691
Long-term operating lease liability	2,527	2,978
Accrued severance pay	3,516	2,954
Total non-current liabilities	8,011	8,623

Total shareholders' equity	119,782	38,321

Total liabilities and shareholders' equity	138,316	53,763